Exhibit 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of December 23, 2010, is made and entered into by and among Iteris, Inc., a Delaware corporation having a principal address at 1700 Carnegie Avenue, Suite 100, Santa Ana, CA 92705 (the “Buyer”), Meridian Environmental Technology, Inc., a North Dakota corporation having a principal address at 4324 University Avenue, Suite B, Grand Forks, ND 58203 (the “Company”), Kathy J. Osborne, Leon F. Osborne, Jr., Mark Owens, Bryan Hahn, John Mewes, Cory Block (each an “Individual Seller” and collectively, the “Individual Sellers”), and The UND Aerospace Foundation, (“UNDAF” or “Public Seller”) (each of the Individual Sellers and Public Seller a “Seller” and collectively, “Sellers”), and Kathy J. Osborne, as the Shareholders Representative.

W I T N E S S E T H:

WHEREAS, the Company is engaged, among other things, in a business consisting of (i) the development, distribution, and management of atmospheric and Earth sciences information and technology, (ii) the development, implementation and operation of maintenance decision support systems for roadways (“MDSS”) and (iii) the development, implementation, and operation of advanced transportation information services (“ATIS”) including traveler information and 511 systems, and of providing related research and consulting services (collectively, the “Business”);

WHEREAS, Grand Forks Job Development Authority (“GFJDA”) owns 9,740 shares of Common Stock, no par value per share, of the Company (the “GFJDA Shares”);

WHEREAS, Sellers and GFJDA collectively own all of the issued and outstanding shares of capital stock of the Company, consisting of 277,130 shares of Common Stock, no par value per share, of the Company (the “Shares”);

WHEREAS, the Company and GFJDA plan to enter into that certain Stock Redemption Agreement, attached hereto as Exhibit A (the “Redemption Agreement”) pursuant to which the Company will purchase the GFJDA shares in exchange for (i) $100,000 upon the consummation of the transaction contemplated by the Redemption Agreement (the “GFJDA Closing Payment”), plus (ii) any amounts in excess of $100,000 which GFJDA would have received in connection with the sale of the GFJDA Shares in connection with this Agreement (the “GFJDA Contingent Payments”), with the GFJDA Contingent Payments to be paid by the Company if and when the same would have been paid by the Purchaser under this Agreement;

WHEREAS, immediately after consummation of the transactions contemplated by the Redemption Agreement, the Sellers shall own all of the issued and outstanding shares of the capital stock of the Company, consisting of 266,900 Shares; and

WHEREAS, on the terms and subject to the conditions set forth herein, Buyer desires to purchase from Sellers and Sellers desire to sell to Buyer, all of the Shares in exchange for the Aggregate Purchase Price (as defined in Section 1.2).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.                                       PURCHASE AND SALE OF SHARES; CLOSING.

1.1         Purchase and Sale of Shares. Subject to and in accordance with the terms and conditions set forth in this Agreement, at the Closing, Sellers shall sell and deliver to Buyer, free and clear of any Liens, the Shares and Buyer shall deliver to the Sellers the Closing Cash Payment (the “Purchase”).

1.2         Purchase Price. The purchase price for the Shares shall be an amount equal to the sum of the following (collectively, “Aggregate Purchase Price”):

(a)           Two Million Dollars ($2,000,000) adjusted as follows: (i) reduced by the amount of any Company Indebtedness (as defined below); (ii) reduced by the amount by which the sum of cash and accounts receivable at the Closing is less than $1,600,000 and will be increased by the exact amount (if any) that the sum of cash and accounts receivable is more than $1,600,000; (iii) reduced by the amount of accounts payable at the Closing that is in excess of $100,000 and increased by the exact amount (if any) that the total accounts payable is less than $100,000 provided, however, that the final installments totaling [***] for the Loquendo license (No. LDE-072909MBMeridian) have been paid prior to the Closing; (iv) reduced by the amount that the liability for earned but unpaid Sick Leave and Vacation exceeds [***] at the Closing; (v) reduced by an amount equal to 15% of the amount that Backlog at the Closing is less than [***]; (vi) reduced by the Employee 2010 Bonus Holdback; (vii) reduced by the GDOT 511 Contract Holdback (as defined in Schedule 1.2(a)) ((i) through (vii) collectively, the “Closing Cash Payment”); and (viii) reduced by the GFJDA Closing Payment (the “Net Closing Cash Payment”);

(b)           Nine Hundred Fifty Thousand Dollars ($950,000) on the twelve (12) month anniversary of the Closing adjusted as follows: (i) reduced (if applicable) by the GDOT 511 12-Month Holdback (as defined in Schedule 1.2(b)); (ii) reduced by the MDSS First Year License Adjustment (as defined in Schedule 1.2(b)); (iii) reduced (if applicable) by the amount attributable to the termination of one or more employment of Key Employees as set forth in Schedule 1.2(b); and (iv) reduced by the GFJDA Contingent Payments, if any, attributable to the payment of consideration under this Section 1.2(b) (determined without taking into account the adjustment contemplated by this subsections (iv)) (collectively, the “First Deferred Payment”);

(c)           One Million Dollars ($1,000,000) on the twenty-four (24) month anniversary of the Closing adjusted as follows: (i) reduced (if applicable) by the GDOT 511 Shortfall Amount (as defined in Schedule 1.2(b)); (ii) reduced by the MDSS Second Year License Adjustment; (iii) reduced (if applicable) by the amount attributable to the termination of one or more employment of Key Employees as set forth in Schedule 1.2(c); and (iv) reduced by the GFJDA Contingent Payments, if any, attributable to the payment of consideration under this Section 1.2(c) (determined without taking into account the adjustments contemplated by this subsection (iv)) (collectively, the “Second Deferred Payment” and together with the First Deferred Payment, the “Deferred Payments”); and

(d)           To the extent earned, by wire transfer of immediately available funds to an account to be designated by the Sellers, the amount and payments to be made in the manner as set forth in Schedule 1.2(d) attached hereto (the “Additional Consideration”) reduced by the GFJDA Contingent Payments, if any, attributable to the payment of the Additional Consideration (collectively, the “Net Additional Consideration”).

[***]    Confidential treatment has been requested for the bracketed portions.  The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

For purposes of this Agreement, the term “Company Indebtedness” means, with respect to the Company at any date, without duplication: (i) all obligations for borrowed money or for the deferred purchase price of property or services (other than current liabilities accrued as accounts payable on the Closing Balance Sheet), whether or not evidenced by a writing; (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments (including, without limitation, any seller notes, deferred purchase price obligations or earn-out obligations issued or entered into in connection with any acquisition undertaken by the Company); (iii) all obligations in respect of letters of credit, to the extent drawn, and bankers’ acceptances issued for the account of the Company; (iv) all of indebtedness of any other Person and obligations of any other Person secured by a Lien on the property of the Company; (v) all obligations with respect to capital leases; and (vi) any accrued interest, prepayment premiums or penalties related to any of the foregoing; “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof; and “Lien” means, with respect to any asset, any lien, pledge, charge, security interest or other encumbrance of any kind.

Subject to the terms of this Agreement, the Deferred Payments, if any, and Net Additional Consideration, if any, shall be paid at the times specified herein by Buyer to the Shareholders Representative (for further distribution to the Sellers, as set forth in Schedule A (the “Allocation Schedule”)), by wire transfer of immediately available funds to the account designated by Shareholders Representative prior to Closing.  Buyer shall deliver to the Sellers (i) the First Deferred Payment, if any, within thirty (30) days after the first anniversary of the Closing and  (ii) the Second Deferral Payment, if any, within thirty (30) days after the second anniversary of the Closing.

1.3                           Adjustments to Purchase Price

(a)           Adjustment at Closing. On or before the second Business Day prior to the Closing Date, the Company shall deliver to Buyer an estimated balance sheet of the Company, which fairly estimates and presents the financial position of the Company as at the close of business on the Closing Date (the “Closing Balance Sheet”), as well as a calculation of the following based on the estimated Closing Balance Sheet: (i) the sum of cash and accounts receivable at the Closing (the “Estimated Current Assets”), (ii) the amount of accounts payable at the Closing (the “Estimated A/P”) and (iii) the amount of Backlog at the Closing (the “Estimated Backlog”), certified by the chief financial officer of the Company. The Company and Buyer shall use the Buyer’s calculation of Estimated Current Assets, Estimated A/P and Estimated Backlog for purposes of calculating the Aggregate Purchase Price pursuant to Section 1.2 and Schedule 1.2(a)(i), (ii) and (iii); provided, however, that the Closing Balance sheet shall not include, and the calculations of Current Assets and A/P for purposes of this Section 1.3(a) and Section 1.3(b) shall not include, any estimated taxes payable or refundable or deferred tax liabilities or assets for the pre-Closing Tax periods.

(b)           Adjustment After Closing. After the Closing, the Aggregate Purchase Price shall be (i) reduced by the amount, if any, by which (1) the Estimated Current Assets exceeds the final sum of cash and accounts receivable at the Closing (the “Final Current Assets”), (2) the final amount of accounts payable at the Closing (the “Final A/P”) exceeds the Estimated A/P, and (3) the Estimated Backlog exceeds the final amount of Backlog at the Closing (the “Final Backlog”), but only if the Final Backlog is less than [***] and only to the extent of the lesser of (A) the difference between [***] and the amount of the Final Backlog, and (B) the difference between the Estimated Backlog and the Final Backlog, as determined pursuant to Section 1.4, or (ii) increased by the amount, if any, by which (1) the Final Current Assets exceeds the Estimated Current Assets, (2) the Estimated A/P exceeds the Final A/P, and (3) the Final Backlog exceeds the Estimated Backlog, but only if the Estimated Backlog was less than [***] and only to the extent of the lesser of (A) the difference between [***] and the Estimated Backlog and (B) the difference between the Estimated Backlog and the

[***]    Confidential treatment has been requested for the bracketed portions.  The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Final Backlog. (The reduction in and addition to the Aggregate Purchase Price referred to in the preceding sentence are hereafter collectively referred to as the “Post-Closing Reduction” and “Post-Closing Addition”, respectively). After the Closing Balance Sheet and the calculation of the Final Current Assets, Final Current A/P and Final Backlog become final and binding upon the parties in accordance with the provisions of Section 1.4, then, within ten (10) days following such calculation: (i) if any Post-Closing Reduction is required, the Shareholders Representative shall deliver such Post-Closing Reduction to Buyer in immediately available funds by wire transfer or check to Buyer; and (ii) if any Post-Closing Addition is required, Buyer shall immediately deliver such Post-Closing Addition in immediately available funds by wire transfer or check to Shareholders Representative (for further distribution to the Sellers Allocation Schedule).

1.4                           Closing Balance Sheet.

(a)           As soon as practicable after the Closing Date, but no later than the sixtieth (60th) day after the Closing Date, the Shareholders Representative will deliver to Buyer the final Closing Balance Sheet and the calculation of (i) the Final Current Assets, (ii) the Final A/P and (iii) the Final Backlog, based upon the final Closing Balance Sheet. The Closing Balance Sheet shall be prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied except that it shall exclude estimated taxes payable or refundable for the pre-Closing Tax periods, and deferred tax liabilities or assets. If Buyer objects to the Shareholders Representative’s calculations of the Final Current Assets, the Final A/P and/or the Final Backlog, Buyer shall within fifteen (15) days after receipt thereof notify the Shareholders Representative of the same in writing, which such notice shall include the basis of such objection in reasonable detail and Buyer’s proposed modification of such calculations to the Shareholders Representative. If Buyer does not object to such calculation within such fifteen (15) day period, the Shareholders Representative’s calculation shall be final, conclusive and binding on the parties.

(b)           If the Shareholders Representative disagrees with all or any portion of Buyer’s proposed modifications of the Final Current Assets, Final A/P and/or Final Backlog delivered by Buyer pursuant to Section 1.4(a), the parties shall negotiate in good faith to reach an agreement during the fifteen (15) day period following delivery of such proposed modification by Buyer.

(c)           If, upon completion of such fifteen (15) day period, Buyer and the Shareholders Representative are unable to reach an agreement, they shall promptly thereafter cause BDO Seidman, 3200 Bristol St., 4th Floor, Costa Mesa, CA 92626 (or other accounting firm mutually agreed to by the Shareholders Representative and Buyer) (the “Independent Accountant”) to review this Agreement and the disputed items or amounts for the purpose of calculating the Final Current Assets, the Final A/P and the Final Backlog. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Balance Sheet or the calculations of the Final Current Assets, the Final A/P and the Final Backlog as to which Buyer and the Shareholders Representative have disagreed. The Independent Accountant shall deliver to the Shareholders Representative and Buyer, as promptly as practicable, a report setting forth its calculations. Such report shall be final and binding upon Buyer and Sellers. The cost of such review and report shall be paid (i) one-half by Sellers, pro rata in accordance with the Shares owned by each Seller as set forth on the Shareholder List (defined in Section 2.6) (“Pro Rata”), and (ii) one-half by Buyer.

(d)           The parties hereto agree that they will cooperate and assist in the preparation of the Closing Balance Sheet and in the conduct of the reviews and calculations referred to in Sections 1.3 and 1.4, including, without limitation, making available, to the extent necessary, books, records, work papers and personnel.

2.                                       REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Subject to such exceptions as are disclosed in the disclosure schedules supplied by Company to Buyer (the “Disclosure Schedule”), the Company hereby represents and warrants to Buyer, as of the date of this Agreement and again at and as of the Closing, as follows:

2.1         Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of North Dakota, with full legal power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and to own its assets and conduct its businesses as owned and conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary. The Company has heretofore delivered to Buyer true and complete copies of its Articles of Organization and Bylaws.

2.2         Authorization of Agreement. The execution, delivery and performance of this Agreement by Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Company and Sellers. No further authorization is required on the part of the Company or Sellers to consummate the transactions contemplated hereby.

2.3         Valid and Binding Agreements. This Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except to the extent limited by laws of general application relating to bankruptcy, insolvency, reorganization and other laws affecting creditors’ rights generally.

2.4         No Breach of Statute or Contract. Neither the execution, delivery and performance of this Agreement by Company, nor compliance with the terms and provisions of this Agreement on the part of Company, will: (a) to the Company’s Knowledge, violate any statute or regulation of any governmental authority, domestic or foreign, affecting the Company or Sellers, (b) to the Company’s Knowledge, require the issuance of any authorization, license, consent or approval of any federal or state governmental agency; (c) contravene or conflict with or constitute a violation of any provision of applicable law, any of the terms, conditions or provisions of the organizational documents of Company or any judgment, order, injunction, or decree binding upon or applicable to the Company; (d) except as set forth on Schedule 2.4(d) of the Disclosure Schedule, constitute a default under or give rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company is entitled under any provision of any agreement, contract or other document or any material license, permit or other similar authorization held by the Company, or (e) result in the creation of a Lien on any asset of the Company. For purposes of this Agreement, “Company’s Knowledge” means the knowledge of the directors and officers of the Company and other individuals that have a similar position or have similar powers and duties as the officers and directors of the Company, including, in the case of such officers, the knowledge of facts that such officers should have after due inquiry.

2.5         Ownership of the Business. Except as set out in Schedule 2.5 of the Disclosure Schedule no portion of the Business is owned or operated by any Person other than Company, and none of the assets or properties utilized in the Business is owned by any person or entity other than Company.

2.6                           Capitalization; Title to Shares; Shareholders List.

(a)           The authorized capital stock of the Company consists of five hundred thousand shares of authorized Common Stock and twenty thousand shares of authorized Preferred Stock, of which 266,900 shares of Common Stock are issued and outstanding and zero (0) shares of Preferred Stock are issued and outstanding, and there are no other options for, rights to acquire, agreements to issue, or securities exercisable for or convertible into shares of the Company’s capital stock.

(b)           Schedule 2.6 of the Disclosure Schedule is a true, complete and accurate list (the “Shareholders List”) that sets forth the name of each holder of the Shares as of the date hereof, exactly as such holder’s name is set forth on the share certificate(s). The Shareholders List also sets forth with respect to each such holder the share certificate numbers held by such holder and the number of Shares evidenced by each such share certificate.

2.7         Subsidiaries and Other Equity Investments. The Company does not own any shares of capital stock of any corporation or any equity investment in any other Person.

2.8         Financial Information.

(a)           Schedule 2.8(a) of the Disclosure Schedule is the balance sheet and statement of operations of the Business of Seller as of November 30, 2010, as prepared by management of Seller (the “Business Financial Statements”).

(b)           Except for excluding estimated taxes payable or refundable for the pre-Closing Tax period as well as deferred tax liabilities or assets, the Business Financial Statements were prepared in accordance with GAAP and fairly present the financial position and results of operations of the Company as of the dates thereof and for the periods reflected therein, subject in the case of interim financial statements, to normal recurring year-end adjustments and the absence of notes.

(c)           Except for liabilities reflected or reserved in the Business Financial Statements and/or in Schedule 2.8(c) of the Disclosure Schedule, liabilities incurred in the ordinary course of business since the date of the Business Financial Statements, the tax liability for the pre-Closing periods and deferred tax liabilities, there are no liabilities or obligations , whether absolute, accrued, contingent or otherwise of a type that would be required under GAAP to be disclosed on a balance sheet or in the footnotes thereunder (none of which are material to the Business).

(d)           Schedule 2.8(d) of the Disclosure Schedule contains: (i) a list reflecting the nature and amount of all obligations owed by the Company on the date hereof to any Seller, any Affiliate of a Seller; (ii) a list of all obligations of the Company guaranteed by a Seller and/or any of its Affiliates on the date hereof, and the terms of such guarantee; (iii) a list reflecting the nature and amount of all obligations owed to the Company on the date hereof by a Seller and/or any of its Affiliates; and (iv) a list setting forth the Company Indebtedness. Wherever used in this Agreement, the term “Affiliate” means, as respects any person or entity, any other person or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the first person or entity.

2.9         No Material Changes. Except as and to the extent described in Schedule 2.9 of the Disclosure Schedule (which Schedule may make reference to any other Schedule hereto) and/or in the Business Financial Statements, since November 30, 2010, the Company has been operated only in the ordinary course consistent with past practices, and there has not been:

(a)           any material change in the financial condition, operations or business of the Company, any acquisition or disposition of assets, or any other material transaction or commitment relating to the Company;

(b)           any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting the operations, assets, properties, financial condition or prospects of the Company;

(c)           any declaration, payment or setting aside of any dividend or other distribution (other than in cash) of any assets or property utilized by the Company;

(d)           any material increase in the rate of salary or compensation paid or payable to any employee, consultant or other person performing services to the Company; or

(e)           any other event or condition arising from or out of the operations of the Company (for the avoidance of doubt, not including general economic and market conditions and laws and governmental actions of general application that do not disproportionately affect the Company) which has or could reasonably be expected to be likely to materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

2.10       Tax Returns and Tax or Other Audits.

(a)           Except as and to the extent disclosed in Schedule 2.10(a) of the Disclosure Schedule: (i) all federal, state and local tax returns and tax reports required to be filed by Company on or before the date of this Agreement have been timely filed with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed in accordance with all applicable laws, and such returns are true, correct and complete in all material respects; (ii) all federal, state and local income, franchise, sales, use, property, excise, unemployment, payroll withholding, alternative or add-on minimum tax, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount (“Tax”) imposed by any governmental authority responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”) and other Taxes (including interest and penalties and including estimated tax installments where required to be filed and paid) due from or with respect to Company as of the date of this Agreement have been fully paid; (iii) all Taxes and other assessments and levies that Company is required by law to withhold or to collect have been duly withheld and collected, and have been paid over to the proper governmental authorities to the extent due and payable on or before the date of this Agreement; (iv) there are no outstanding or pending claims, deficiencies or assessments for Taxes, interest or penalties with respect to any taxable period of Company; v) for 2010 Tax calendar year, Company has prepaid taxes in the amounts of $20,000.00 to the federal government, $520.00 to the state of Georgia, $500.00 to the state of Minnesota and $5,000.00 to the state of North Dakota; (vi) the charges and accruals for Taxes with respect to the Company for any pre-Closing Tax period reflected on the books of the Company are adequate to cover such Taxes; (vii) the Company is not liable with respect to Taxes of any other Person nor is a party to any agreement providing for payment with respect to Taxable income; (viii) no Taxing Authority has asserted an adjustment that would reasonable be likely to result in an additional Tax for which the Company is or may be liable or that would reasonably be expected to result in a Lien on any assets of the Company (collectively “Tax Liability”); (ix) there is no pending audit, examination, investigation, dispute, proceeding or claim (collectively, “Proceeding”) relating to any Tax Liability and the Company’s Knowledge, no Taxing Authority is contemplating such a Proceeding; (x) there is no outstanding power of attorney authorizing anyone to act on behalf of the Company in connection with a Tax Liability, Tax return or Proceeding relating to a Tax, and there is no outstanding closing agreement, ruling request, request to change a method of accounting, subpoena or request for information with or by any Taxing Authority with respect to the Company; and (xi) the Company is not nor has it ever been included in any consolidated, combined or unitary Return.

(b)           Except as set forth in Schedule 2.10(b) of the Disclosure Schedule, there are no audits pending with respect to any federal, state or local tax returns of Company, and no waivers of statutes of limitations have been given or requested with respect to any tax years or tax filings of Company.

(c)           Except as set forth in Schedule 2.10(c) of the Disclosure Schedule, there are no federal, state or local audits pending with respect to any contracts to which the Company is a party that relate to the Business.

2.11       Personal Property; Liens.

(a)           Company has good and indefeasible title to, or in the case of leased property has valid leasehold interests in, all of its property and assets (whether real or personal, tangible or intangible) reflected on the Business Financial Statements or acquired after the date of the Business Financial Statements. Except as set forth on Schedule 2.11, none of such property or assets is subject to any Liens, except for the following: (i) liens for current taxes of Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which proper reserves have been established by Company; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amount that are not delinquent and that are not material, either individually or in the aggregate (collectively, “Permitted Liens”).

(b)           Schedule 2.11(b) sets forth, as of the date hereof, a description of each item of tangible personal property leased by the Company. Such properties of the Company that are used in its business are in reasonable operating condition and repair, subject only to the ordinary wear and tear of the business.

2.12       Real Property.

(a)           Company does not currently own and has never owned any real property. Schedule 2.12(a) lists all real estate leased by the Company.

(b)           Company (and, to the Company’s Knowledge, the landlords thereunder) is presently in compliance in all material respects with all of its obligations under the real property leases set forth on Schedule 2.12(a).

2.13       Contracts and Commitments.

(a)           All contracts, leases, commitments, indentures and other agreements relating to the Business to which Company is a party, including without limitation all contracts, subcontracts, purchase orders, agreements, subagreements, or other agreements with customers or clients of the Business to provide products and/or services, (collectively, “Material Contracts”) are listed in Schedule 2.13(a) Schedule 2.13(a) need not list any of the following : (i) agreements for the purchase of supplies or other inventory items in the ordinary course of the Business involving aggregate payments of less than Five Thousand Dollars ($5,000); or (ii) agreements related to the purchase or lease of any capital asset involving aggregate payments of less than Five Thousand Dollars ($5,000) per annum by Company.

(b)           Except as set forth in Schedule 2.13(b): (i) the Material Contracts are in full force and effect; and (ii) the Company is in compliance in all material respects with all of its obligations under the Material Contracts, and has not received any written notice that any party to any Material Contract is in material breach or default of such Material Contract or is now subject to any condition or event that has occurred and that, after notice or lapse of time or both, would constitute a material default by any party under any such contract, lease, agreement or commitment.

(c)           Except as set forth in Schedule 2.13(c), the Company does not have any outstanding contracts with or commitments to officers, employees, technicians, agents, consultants or advisors that are not cancelable by Company without penalty, premium or liability (for severance or otherwise) on less than thirty (30) days’ prior written notice.

2.14       Labor, Benefit and Employment Agreements.

(a)           Schedule 2.14(a) lists, as of the date of this Agreement, all stock option plans, employment, consulting and severance agreements, pension, profit sharing and retirement plans and all bonus and other employee benefit plans, including, without limitation, “employee benefit plans” as such term is 3(3) of ERISA, maintained or with respect to which contributions are made by the Company or with respect to which the Company has any liability (the “Company Plans”).

(b)           Schedule 2.14(b) sets forth the amount of all compensation or remuneration (including any discretionary bonuses) paid by Company during the 2010 calendar year, to employees or consultants of the Company who then received or presently receive aggregate compensation or remuneration at an annual rate in excess of Twenty-Five Thousand Dollars ($25,000).

(c)           Except as set forth in Schedule 2.14(c) of the Disclosure Schedule, Company is not a party to and has no commitment or obligation in respect of (i) any collective bargaining agreement or other labor agreement, or (ii) any agreement with respect to the employment or compensation of any non hourly and/or non union employee(s) of the Company. No union is now certified or, to the best of Company’s Knowledge, claims to be certified as a collective bargaining agent to represent any employees of the Company, and there are no labor disputes existing or, to the best of Company’s Knowledge, threatened, involving strikes, slowdowns, work stoppages, job actions or lockouts of any employees of the Company.

(d)           The Company is not the subject of any proceeding asserting that the Company has committed an unfair labor practice or that is seeking to compel the Company to bargain with any labor union or other labor organization, and there is not pending or, to the Company’s Knowledge, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company. Neither the Company nor any Seller has received any written notice of any actual or alleged violation by the Company of any law, regulation, order or contract term affecting the collective bargaining rights of employees, equal opportunity in employment, or employee health, safety, welfare, or wages and hours.

(e)           With respect to any “multiemployer plan” (as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) to which Company or any of its Affiliates has at any time been required to make contributions, neither the Company nor any of its Affiliates has, at any time on or after April 29, 1980, suffered or caused any “complete withdrawal” or “partial withdrawal” (as such terms are respectively defined in Sections 4203 and 4205 of ERISA) therefrom on its part.

(f)            Except as disclosed in Schedule 2.14(f), the Company does not maintain, or have any liabilities or obligations of any kind with respect to, any bonus, deferred compensation, pension, profit sharing, retirement or other such benefit plan, or any potential or contingent liability in respect of any actions or transactions relating to any such plan other than to make contributions thereto if, as and when due in respect of periods subsequent to the date hereof. Without limitation of the foregoing, (i) the Company has made all required contributions to or in respect of any and all such benefit plans, (ii) no “accumulated funding deficiency” (as defined in Section 412 of the Internal Revenue Code of 1986, as amended (the “Code”) has been incurred in respect of any of such benefit plans, and the present value of all vested accrued benefits thereunder does not, on the date hereof, exceed the assets of any such plan allocable to the vested accrued benefits thereunder, (iii) to the Company’s Knowledge there has been no “prohibited transaction” (as defined in Section 4975 of the Code) with respect to any such plan, and no transaction which could give rise to any tax or penalty under Section 4975 of the Code or Section 502 of ERISA, and (iv) to the Company’s Knowledge there has been no “reportable event” (within the meaning of Section 4043(b) of ERISA) with respect to any such plan. All of such plans which constitute, are intended to constitute, or have been treated by Company as “employee pension benefit plans” or other plans within Section 3 of ERISA have been determined by the Internal Revenue Service to be “qualified” under Section 401(a) of the Code, and to the Company’s Knowledge have been administered and are in compliance with ERISA and the Code; and to the Company’s Knowledge, there are no facts, conditions or occurrences such as would impair the “qualified” status of any of such plans.

(g)           Except for the group insurance programs listed in Schedule 2.14(a), Company does not maintain any medical, health, life or other employee benefit insurance programs or any welfare plans (within the meaning of Section 3(1) of ERISA) for the benefit of any current or former employees, and, except as required by statutory law, Company does not have any liability, fixed or contingent, for health or medical benefits to any former employee.

(h)           The Company is in compliance with all applicable federal, state and local laws, rules and regulations (domestic and foreign) respecting employment, employment practices, terms and conditions of employment and wages and hours. Each employee of the Company is in compliance with all applicable visa and work permit requirements.

2.15       Compliance with Laws; No Defaults.

(a)           To the Company’s Knowledge, Company is in compliance in all material respects with all laws, statutes, regulations, rules and ordinances applicable to the Company; and the Company has not received any written notice of any default or violation under or in respect of any of the foregoing.

(b)           Except as set forth in Schedule 2.4 and Schedule 2.15(b) to the Disclosure Schedule, the Company is not in default under, and, to the Company’s Knowledge, no condition exists that with notice or lapse of time or both would constitute a default under, (i) any Material Contract, or (ii) any judgment, order or injunction of any court, arbitrator or governmental body, agency or authority.

(c)           Neither the Company nor, to the Company’s Knowledge, any of Company’s managers, officers or employees, has received any written notice of default or violation, nor is Company or, to the Company’s Knowledge, any of its managers, officers or employees in default or violation, with respect to any judgment, order, writ, injunction, decree, demand or assessment issued by any court or any federal, state, local, municipal or other governmental agency, board, commission, bureau, instrumentality or department, domestic or foreign, relating to any aspect of the Business. Except as set forth on Schedule 2.15(c) to the Disclosure Schedule, neither Company nor, to the Company’s Knowledge, any of Company’s managers, officers or employees, received written notice of, been charged with, or is under investigation with respect to, any violation of any provision of any federal, state, local, municipal or other law or administrative rule or regulation, domestic or foreign, relating to any aspect of the Business.

2.16                     Environmental Matters.

(a)           Without limitation of Section 2.15(a) above, the Company has not, at any time (i) handled, stored, generated, processed, released or disposed of any hazardous substances in violation of any Environmental Law, or (ii) otherwise committed any material violation of any Environmental Law (including, without limitation, the provisions of the Environmental Protection Act, the Comprehensive Environmental Responsibility and Cleanup Act, and other applicable environmental statutes and regulations) or any material violation of the Occupational Safety and Health Act. For purposes of this Agreement, “Environmental Law” means any and all federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, codes, plans, injunctions, permits, concessions, grants, franchises, licenses, agreements and governmental restrictions, relating to human health, the environment or to emissions, discharges or releases of pollutants, contaminants or other hazardous material or wastes into the environment, including without limitation ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or other hazardous material or wastes or the clean-up or other remediation thereof.

(b)           No audits or inspections of the Company have been conducted by or on behalf of the Environmental Protection Agency, the Occupational Safety and Health Administration, any corresponding or comparable state or local governmental department, agency or authority, or any other governmental and/or quasi governmental agency (federal, state and/or local). There is no lawsuit or proceeding relating to any Environmental Law pending or, to the Company’s Knowledge, threatened against the Company.

(c)           The Company and its properties are in compliance with all Environmental Laws. There are no facts or circumstances that would be reasonably expected to form the basis for any claims against the Company under any Environmental Law.

2.17       Litigation. Except as disclosed in Schedule 2.17 of the Disclosure Schedule, there is no suit, action, arbitration, or legal, administrative or other proceeding or governmental investigation (including, without limitation, any claim alleging the invalidity, infringement or interference of any patent, patent application, or rights thereunder owned or licensed by Company) pending, or to the Company’s Knowledge, threatened, by or against Company or any of its properties before any court or arbitrator or any governmental body, agency, official or authority. No event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any suit, action, arbitration, proceeding or investigation against or with respect to Company

2.18       Intellectual Property. Schedule 2.18 of the Disclosure Schedule sets forth a list and brief description of the nature and ownership of and interest of any nature of: (a) each item of Registered IP and unregistered Trademarks in which Company has or purports to have an ownership interest of any nature; (b) each contract or license pursuant to which any Intellectual Property Right is or has been licensed, sold, assigned or otherwise conveyed or provided to Company; (c) each contract pursuant to which any person has been granted any license under or interest in any Company IP; and (d) excluding items listed under (a) through (c), a complete list without extensive or revealing descriptions of Tech Knowledge sufficient to identify such Tech Knowledge and the location of its documentation. The Company IP does not infringe upon or misappropriate any Intellectual Property rights of any Person. Company owns all right, title and interest to and in the Company IP Rights, free and clear of any liens, encumbrances, restrictions or legal or equitable claims of others. Company has taken all reasonable security measures to protect the secrecy, confidentiality, and value of the Company IP. Any of Company’s employees, contractors, or consultants, and any other persons who, either alone or in concert with others, developed, invented, discovered, derived, programmed, or designed the Company IP, or who have knowledge of or access to information relating to Company IP, have entered into confidentiality, invention assignment and proprietary information agreement with the Company, which agreement vest in the Company all ownership rights of any Intellectual Property created by such employees, independent contractors and consultants during the course of their employment or engagement, as applicable. All Company IP is valid and enforceable and is not part of the public knowledge or literature, nor to Company’s Knowledge has it been used, divulged, or appropriated for the benefit of any past or present employees or other persons, or to the detriment of Company. None of the proprietary software of the Company or any software licensed to the Company to which the Company has made modifications, including customizations, or any portion thereof, contains, is based on or derived from, was developed using or with reference to, or is distributed linked (statically or dynamically) with any Open Source Software. The Company owns and possess free and clear of all Liens all right, title, and interest in and to, or has the right to use pursuant to a valid and enforceable license, the Intellectual Property necessary for the operation of its business as currently operating. The Company has not infringed, misappropriated or diluted or otherwise come into conflict with any Intellectual Property rights of any third parties.

As used in this Section 2.18:

“Company IP” shall mean all Intellectual Property and Intellectual Property Rights in which Company has an ownership interest or an exclusive license or similar exclusive right.

“Intellectual Property” shall mean sales methodologies and processes, training protocols and similar methods and processes, algorithms, apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

“Open Source Software” shall mean any software, or any portion thereof, in source code or object code, that is licensed, distributed or made available under any license or other distribution agreement (a) containing any of the following terms and conditions: (i) licensees of such software must have the right to copy, sell or give away such software or modifications or derivative works thereof without compensation to the licensor, (ii) licensees of such software must receive or have available access to the source code for such software, (iii) licensees of such software must have the right to modify and create derivative works of such software or (b) that is certified by the Open Source Initiative or otherwise compliant with the most current version of the Open Source Definition as published by the Open Source Initiative. Open Source Software, without limitation, includes software licensed or distributed under any of the following licenses or licenses similar to any of the following: (1) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (2) the Artistic License (e.g. PERL), (3) the Mozilla Public License, (iv) the Netscape Public License, (4) the Berkeley software design (BSD) license including Free BSD or BSD-style license, (5) the Sun Community Source License (SCSL), (6) an Open Source Foundation License (e.g. CDE and Motif UNIX user interfaces), and (7) the Apache Server license.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any governmental body, including all patents, registered copyrights, registered trademarks and all applications for any of the foregoing.

“Tech Knowledge” shall mean technical knowledge consisting of the processes, know-how, documentation, ideas, concepts, methodology, internally developed and licensed software, and algorithms for the development, distribution, and management of atmospheric and Earth sciences information and technology, the development, implementation and operation of MDSS, of the development, implementation, and operation of ATIS including traveler information and 511 systems and their related internet and telephony distribution systems.

2.19       Customers and Sales. Schedule 2.19 of the Disclosure Schedule sets forth a list of all customers of the Company together with summaries of the sales made to each customer during the most recent fiscal year. Except as indicated in Schedule 2.19, the Company has no information, nor is it aware of any facts, indicating that any of these customers have disagreements or disputes with the Company (including, without limitation disputed costs or invoices), intend to cease doing business with Company, or materially alter the amount of the business that they are presently doing with the Company.

2.20       Insurance Policies. Schedule 2.20 of the Disclosure Schedule to this Agreement is a description of all insurance policies held by Company, specifying as to each policy (i) the carrier, (ii) policy number, (iii) coverage limits and deductibles, and (iv) expiration date. Such policies are in full force and effect, all premiums thereon have been paid, and the Company is otherwise in compliance in all material respects with the terms and provisions of such policies. Company has maintained and now maintains (i) insurance on all its assets and business of a type customarily insured, covering property damage and loss of income by fire or other casualty, and (ii) adequate insurance protection against all liabilities, claims, and risks against which it is customary to insure. Within the last two (2) years, the Company has not received any notice of cancellation or non-renewal of any such policy or arrangement or any material increase of premiums (that actually resulted in such cancellation, non-renewal or material increase) with respect to, any such insurance policies nor has the termination of any such policies or arrangements been threatened. Schedule 2.20 also sets forth a list of all pending claims and the claims history for the Company during the past two (2) years. Within the last two (2) years, the Company has not received (a) any refusal of coverage or any written notice that a defense will be afforded with reservation of rights, or (b) any written notice that the issuer of any policy is not willing or able to perform its obligations thereunder.

2.21       Interest in Customers, Suppliers and Competitors. Except as set forth in Schedule 2.21 of the Disclosure Schedule, no Seller, Affiliate of any Seller, officer, director, or employee of the Company, nor any spouse or child of any of them has any direct or indirect interest in any competitor, potential competitor, supplier, or customer of the Company or in any person from whom or to whom Company is doing business.

2.22       Transactions with Affiliates. Except as set forth on Schedule 2.22 to the Disclosure Schedule, there are no contracts, liabilities or obligations between the Company, on the one hand, and any Seller (or Affiliate of a Seller) on the other hand.

2.23       Going Concern. Neither Company nor Sellers has any knowledge of any fact, event, circumstance or condition (including, without limitation, any announced changes in the policies of any material client or customer) that would, absent the transactions contemplated by this Agreement, materially impair the abi`lity of Buyer, from and after the Closing (as such term is hereinafter defined), to continue the Business in substantially the manner heretofore conducted, other than general, industry-wide conditions.

2.24       Disclosure and Duty of Inquiry. Buyer is not nor will it be required to undertake any independent investigation to determine the truth, accuracy and completeness of the representations and warranties made by Company and Sellers in this Agreement.

2.25       Accounts Receivable and Backlog. All of the Accounts Receivable as reflected in the Closing Balance Sheet are and as of the Closing will be, Accounts Receivable that arose in the ordinary course of business and are not subject to any valid counterclaims or setoffs (other than as set forth in the Closing Balance Sheet). At the Closing Company will have a backlog of firm verifiable non-terminable orders for products and services of no less than [***] (the “Backlog”).

2.26       Other Tangible Personal Property. No personal property, including, but not limited to, machinery, equipment, furniture, supplies, tools, dies, jigs, molds, patterns, drawings, and all other tangible personal property owned by, in the possession of, or used by Company in connection with the Business, is held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement, or is located other than in the possession of Company.

2.27       Commercial Software. All commercial software installed or used on computers, servers, or other processing equipment owned or leased by the Company have valid licenses.

2.28       Bank Accounts; Powers of Attorney. Set forth in Schedule 2.28 to the Disclosure Schedule is an accurate and complete list showing (i) the name and address of each bank in which the Company has an account or safe deposit box, the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto and (ii) the names of all Persons, if any, holding powers of attorney from the Company and a summary statement of the terms thereof.

[***]    Confidential treatment has been requested for the bracketed portions.  The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

2.29       Brokers’ and Finders’ Fees. There is no investment banker, broker or finder which has been retained by or is authorized to act on behalf of the Company who is entitled to any fee or commission from the Company or any Seller in connection with the transactions contemplated by this Agreement.

2.30       Disclosure. Neither this Agreement nor any of the schedules, attachments or exhibits hereto or agreements contemplated hereby contain any untrue statement by the Company or any Seller of a material fact or omit a material fact necessary to make each statement contained herein or therein, in light of the circumstances under which they were made, not misleading.

3.                                       REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS.

Each of the following representations and warranties is made by each Seller as to himself, herself or itself only (and not with respect to any other Seller) as of the date of this Agreement and again at and as of the Closing:

3.1         Ownership. Such Seller has good and marketable title to the Shares set forth opposite such Seller’s name on Schedule 2.6, and will convey to Buyer at the Closing good and marketable title to such Shares, free and clear of any Liens.

3.2         Authority. Such Seller has the requisite power and authority to execute and deliver this Agreement. This Agreement has been duly executed and delivered by such Seller and constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms except to the extent limited by laws of general application relating to bankruptcy, insolvency, reorganization and other laws affecting creditors’ rights generally.

3.3         Brokers’ and Finders’ Fees. There is no investment banker, broker or finder which has been retained by or is authorized to act on behalf of such Seller who is entitled to any fee or commission from the Company in connection with the transactions contemplated by this Agreement.

4.                                       REPRESENTATIONS AND WARRANTIES OF BUYER.

In connection with the purchase of the Shares from Sellers hereunder, Buyer hereby represents and warrants to the Sellers as follows, which representations and warranties shall be deemed to be made as of the date of this Agreement and again at and as of the Closing:

4.1         Organization, Good Standing and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

4.2         Authorization of Agreement. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Buyer have been duly and validly authorized by Buyer and Buyer has the full legal right, power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. No further corporate authorization is necessary on the part of Buyer to consummate the transactions contemplated hereby.

4.3         Valid and Binding Agreement. This Agreement constitutes the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except, in each case, to the extent limited by bankruptcy, insolvency, reorganization and other laws affecting creditors’ rights generally.

4.4         No Breach of Statute or Contract. Neither the execution and delivery of this Agreement by Buyer nor compliance with the terms and provisions of this Agreement on the part of Buyer, will: (a) to the best of Buyer’s knowledge violate any statute or regulation of any governmental authority, domestic or foreign, affecting Buyer; (b) to the best of Buyer’s knowledge require the issuance to Buyer of any authorization, license, consent or approval of any federal or state governmental agency; or (c) conflict with or result in a breach of any of the terms, conditions or provisions of Buyer’s articles of incorporation, bylaws, or other organizational documents or any judgment, order, injunction, decree, note, indenture, loan agreement or other agreement or instrument to which Buyer is a party, or by which Buyer is bound, or constitute a default thereunder.

4.5         Duty of Inquiry. Company and Sellers are not and will not be required to undertake any independent investigation to determine the truth, accuracy and completeness of the representations and warranties made by Buyer in this Agreement.

5.                                       COVENANTS AND AGREEMENTS OF THE PARTIES.

5.1         Confidentiality.

(a)           Notwithstanding anything to the contrary contained in this Agreement, and subject only to any disclosure requirements that may be imposed upon any party under applicable state or federal securities, antitrust, or other laws, it is expressly understood and agreed by the parties that, except with respect to matters or information that are publicly available other than by reason of a breach of this Section 5.1, (i) this Agreement, the Schedules hereto, and the conversations, negotiations and transactions relating hereto and/or contemplated hereby, and (ii) all financial information, business records and other non-public information concerning either party that the other party or its representatives has received, shall be maintained in the strictest confidence by the recipient and its representatives and shall not be disclosed to any person that is not associated or affiliated with the recipient and involved in the transactions contemplated hereby, without the prior written approval of the party that provided the information; provided, however, that the existence and terms of this Agreement and the other agreements contemplated hereby may be disclosed by Company to Company’s directors, stockholders, employees, attorneys, accountants, advisors and representatives. The parties hereto shall use every reasonable effort to avoid disclosure of any of the foregoing or undue disruption of any of the business operations or personnel of the parties, and no party shall issue any press release or other public announcement regarding the transactions contemplated hereby without the prior approval of each other party (such approval not to be unreasonably withheld or delayed) unless compelled to do so upon advice of counsel and there is insufficient time to practicably obtain approval hereunder.

(b)           At any time from and after the Closing, each Seller hereby agrees that such Seller will not divulge, transmit or otherwise disclose or cause to be divulged, transmitted or otherwise disclosed, any business contacts or customer, technology, know-how, trade secrets, marketing techniques, contracts or other confidential or proprietary information with respect to the Company of whatever nature (provided, however, that for purposes hereof, information shall not be considered to be confidential or proprietary if (i) it is a matter of common knowledge or public record, (ii) it is generally known throughout the industry, or (iii) Seller can demonstrate that such information was already known to the recipient thereof, in each case other than by reason of any breach of any obligation under this Agreement or any other confidentiality or non-disclosure agreement to which such Seller is a party);

5.2         Non-Competition. From and after the Closing each Individual Seller hereby agrees that at any time from and after the Closing Date through and including the five (5) year anniversary of the Closing Date (the “Non-Competition Period”), such Individual Seller will not, and will cause each of such Individual Seller’s Affiliates not to, for any reason whatsoever, directly or indirectly, either individually or as an owner, partner, officer, director, manager, employee, lender or otherwise, engage in any business that (i) derives or seeks to derive any revenues from the development, distribution, and management of atmospheric and Earth sciences information and technology for commercial purposes related to collection and delivery of weather information to travelers and use for information, management and control of surface transportation; from the development, implementation and operation of MDSS for roadways; from the development, implementation, and operation of ATIS including traveler information and 511 systems, and of the related research and consulting services; and (ii) is or shall be located or operating, or servicing customers within the states and provinces of the United States, Canada, and Mexico; provided, however, that nothing herein shall prohibit the aforementioned individuals from being employed by any governmental entity or any college, university, or similar academic institution for so long as such governmental entity or academic institution does not directly or indirectly participate in, or provide assistance to any Person that participates in, the activities described in subclauses (i) and (ii) above for profit. In the event that an Individual Seller’s employment with the Company is terminated after the Closing by the Company other than pursuant to a Discharge for Cause (as defined in Schedule 1.2(b)(iii)) or by the Individual Seller pursuant to a Termination for Good Reason (as defined in Schedule 1.2(b)(iii)), the Non-Competition Period for such Seller shall terminate upon the earlier of (A) the five (5) year anniversary of the Closing Date, and (B) the three (3) year anniversary of such termination.

5.3         Operations. From the date of this Agreement until the Closing and except as otherwise expressly provided in this Agreement, or agreed to in writing by Buyer, Company agrees (i) to conduct its business in the ordinary course consistent with past practice and (ii) to use its commercially reasonable efforts to (A) preserve the assets of the Company, (B) keep available the services of the current officers and employees of the Company, and (C) preserve the current relationship of the Company with customers and suppliers with which the Company has business relationships.

5.4         Negative Covenants. From the date of this Agreement until the Closing and except as otherwise expressly provided in this Agreement or agreed to by Buyer in writing, Company agrees not to do any of the following:

(a)           adopt any change in its Articles of Organization or Bylaws;

(b)           merge or consolidate with any other Person or acquire a material amount of assets of any other person (except for acquisitions of raw materials in the ordinary course of business consistent with past practices);

(c)           amend or terminate any Assumed Contract, or enter into any Material Contract;

(d)           sell, assign, transfer, distribute or otherwise transfer or dispose of any assets except for dispositions in the ordinary course of business;

(e)           cancel, forgive, release, discharge or waive any right with respect to the Company’s assets, or agree to do any of the foregoing, except for compromises of accounts receivable in the ordinary course of business consistent with past practice; or

(f)            take any action relating to any liquidation or dissolution of Company.

5.5         Access to and Provision of Additional Information. From the date of this Agreement until the Closing, Company (i) shall provide to Buyer full and complete access to and the right to inspect the Assets and books and records of Company, (ii) shall furnish to Buyer all material information requested by Buyer concerning the Company, and (iii) shall furnish to Buyer such additional operating and other data and information regarding the Company as Buyer may from time to time reasonably request, without regard to where such information may be located.

5.6         Governmental Authority Approvals; Consents to Assignment. From the date of this Agreement until the Closing, each of Buyer and Company shall (i) promptly apply for and use its reasonable best efforts to obtain prior to the Closing all consents, approvals, authorizations and clearances of governmental authorities required of it to consummate the transactions contemplated hereby, (ii) provide such information and communications to governmental authorities as the other party may reasonably request, and (iii) assist and cooperate with other persons to obtain all consents, licenses, permits, approvals, authorizations and clearances of governmental authorities that the other party reasonably deems necessary or appropriate, and in connection therewith to prepare any document or other information reasonably required of it to consummate the transactions contemplated herein, provided, however, that, notwithstanding the foregoing, no party shall have any obligation under such provisions (a) to pay any cash amounts to governmental authorities other than filing fees, or (b) to agree to divest assets or limit the operations of its businesses.

5.7         Casualty. If, prior to the Closing, any of Company’s assets are destroyed or damaged by fire, theft, vandalism or other cause or casualty, Buyer may (i) terminate this Agreement in its entirety without penalty unless Company either reasonably promptly repairs or replaces such Assets in which event Company shall retain all right, title and interest in and to any insurance proceeds payable on account of such destruction or damage, or (ii) consummate the transaction notwithstanding such destruction or damage, in which event Company shall transfer and assign to Buyer at the Closing the insurance proceeds (or the right to receive the insurance proceeds) of any applicable insurance policy plus Company shall pay to Buyer any deductibles or co-payments required under the applicable insurance policy.

5.8         Release of Encumbrances. Company shall cause all liens, security interests, pledges and other encumbrances on the Company’s assets, other than Permitted Liens, to be released and discharged at or prior to the Closing.

5.9         Release of Claims. Effective as of the Closing Date, except with respect to a claim (a) arising out of this Agreement or (b) occurring after the Closing Date, each Seller hereby irrevocably waives, releases and discharges Buyer and the Company and their respective Affiliates from any and all liabilities of any kind or nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and such Seller shall not seek to recover any amounts in connection therewith or thereunder from any such Person. Without limiting the generality of the foregoing, each Seller waives all rights under California Civil Code Section 1542 (and other similar state statute), which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Each Seller also hereby waives the benefits of, and any rights such Seller may have under, any statute or common law principle of similar effect in any jurisdiction. Such released liabilities shall include, without limitation, any right to recover against Buyer or the Company for any indemnification claims made against or paid by any Seller pursuant to Section 9.

5.10       Notification; Updates to Disclosure Schedule. From the date of this Agreement until the Closing, the Company and Sellers shall promptly notify the Buyer in writing of: (a) the discovery by the Company or any Seller of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of any representation or warranty made by the Company or Seller in this Agreement; (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of any representation or warranty made by the Company or Seller in this Agreement if (i) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (ii) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (c) any breach of any covenant or obligation of the Company or Seller; and (d) any event, condition, fact or circumstance that may make the timely satisfaction of any of the conditions set forth in Section 6 impossible or unlikely. If any event, condition, fact or circumstance that is required to be disclosed pursuant to this Section 5.10 requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Seller shall promptly deliver to the Buyer an update to the Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend the Disclosure Schedule for the purpose of (i) determining the accuracy of any representation or warranty made by the Company or Sellers in this Agreement or in the Closing Certificate, or (ii) determining whether any of the conditions set forth in Section 6 has been satisfied.

6.                                       CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER.

The obligations of Buyer hereunder are subject to the satisfaction at or prior to the Closing of the following conditions, unless waived in writing by Buyer:

6.1         Representations and Warranties; Covenants. Each of the representations and warranties of Company and Sellers shall be true and correct on and as of the Closing. Each of the terms, covenants and agreements to be complied with or performed by Company on or before the Closing shall have been complied with and performed. Buyer will have received a certificate executed by the Chief Executive Officer of the Company confirming the above.

6.2         Consents. The Company shall have obtained all third-party consents required under the Material Contracts listed on Schedule 2.4(d) to the Disclosure Schedule.

6.3         Redemption Agreement.  Consummation of the transaction contemplated by the Redemption Agreement.

6.4         No Material Adverse Change. Since the date of this Agreement, no event, occurrence or development of a state of circumstances or facts shall have occurred which has had or reasonably could be expected to have a material adverse effect on the Company.

6.5         No Prohibition. no judgment, decree or order shall be in effect that would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby or cause such transactions to be rescinded.

7.                                       CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLERS.

The obligations of Sellers hereunder are subject to the satisfaction at or prior to the Closing of the following conditions, unless waived in writing by the Shareholders Representative:

7.1         Representations and Warranties; Covenants. Each of the representations and warranties of Buyer shall be true and correct on and as of the Closing. Each of the terms, covenants and agreements to be complied with or performed by Buyer on or before the Closing shall have been complied with and performed. Seller will have received a certificate executed by the Chief Executive Officer of the Buyer confirming the above.

7.2         No Material Adverse Change. Since the date of this Agreement, no event, occurrence or development of a state of circumstances or facts shall have occurred which has had or reasonably could be expected to have a material adverse effect on the business of Buyer that could reasonably be expected to have a material adverse impact on Company after the Closing.

8.                                       CLOSING.

8.1         Place and Date of Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) is to take place at the offices of Buyer located at 1700 Carnegie Avenue, Suite 100, Santa Ana, California 92705 (it being understood that the Closing may occur remotely by mail, fax, or electronic communication) the later of (A) January 3, 2011 and (B) within two business days following the satisfaction of the conditions to Closing set for in Section 6 and Section 7, unless otherwise extended by Buyer and Shareholders Representative (the day of the Closing, referred to herein as the “Closing Date”).

8.2         Actions at Closing. At the Closing, the following Persons shall deliver or cause to be delivered to following:

(a)           Buyer shall deliver the Net Closing Cash Payment to the Shareholders Representative (for further distribution to the Sellers in accordance with Schedule 8.2(a)) by wire transfer of immediately available funds to the account designated by the Shareholders Representative prior to Closing.

(b)           Sellers shall deliver to Buyer certificates representing the Shares together with appropriate stock powers.

(c)           A release shall be provided for all UCC financing statements and other encumbrances filed against the Assets.

9.                                       INDEMNIFICATION.

9.1         General.

(a)           From and after the Closing, the Individual Sellers shall jointly and severally defend, indemnify and hold harmless Buyer, in accordance with each such Individual Seller’s Indemnification Percentage set forth on Schedule 9.1 (the “Indemnification Percentage”), from, against and in respect of any and all claims, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys’ fees (“Losses”) that Buyer may incur, sustain or suffer as a result of (i) any breach of any representation, warranty, covenant or agreement of the Company or the Sellers contained in this Agreement, (ii) the termination of any Company Plans pursuant to Section 2.14(f), (iii) any Company Indebtedness not taken into account for purposes of calculating the Closing Cash Payment; (iv) the amount by which the GDOT 511 Contract operating and maintenance costs incurred through the Closing Date exceed the income generated with respect to the GDOT 511 Contract through the Closing Date; (v) the amount by which the GDOT 511 Contract operating and maintenance costs incurred during the first 12-month period after the Closing exceed the income generated with respect to the GDOT 511 Contract the same period; (vi) the amount that the Company’s liability for unpaid sick leave and vacation as of the Closing Date exceeds [***], but only to the extent that such excess is not taken into account in calculating the Closing Cash Payment; and (vii) any claim, demand, action, suit, litigation, dispute, audit, inquiry assessment, grievance, investigation or other proceeding (each a “Proceeding”) against the Company to the extent that the facts, circumstances or events giving rise to or service as a basis for the commencement of such Proceeding were in existence on or prior to the Closing Date.

(b)           From and after the Closing, Public Seller shall defend, indemnify and hold harmless Buyer from, against and in respect of any Losses that Buyer may incur, sustain or suffer as a result of any breach of any representation, warranty, covenant or agreement of such Seller contained in this Agreement.

(c)           From and after the Closing, Buyer shall defend, indemnify and hold harmless the Sellers from, against and in respect of any and all Losses that the Sellers may incur, sustain or suffer as a result of any breach of any representation, warranty, covenant or agreement of the Buyer contained in this Agreement.

9.2         Claims for Indemnity. The indemnified party shall endeavor to notify the indemnifying party in writing within thirty (30) business days of the indemnified party’s first receipt of notice of, or the indemnified party’s obtaining actual knowledge of, such claim, and in any event within such shorter period as may be necessary for the indemnifying party or parties to take appropriate action to resist such claim; provided, however, that the failure to notify or delay in notifying the Shareholder Representative or Buyer, as the case may be, will not relieve the indemnifying party of its obligations pursuant to Section 9.1(a) or (b), except to the extent that such claim is materially prejudiced as a result thereof. Such notice shall specify all facts known to the indemnified party giving rise to such indemnity rights and shall estimate (to the extent reasonably possible) the amount of potential liability arising therefrom. If the indemnifying party shall be duly notified of such dispute, the parties shall attempt to settle and compromise the same or may submit the same to arbitration in accordance with Section 15.3 below or, if unable or unwilling to do any of the foregoing, such dispute shall be settled by appropriate litigation, and any rights of indemnification established by reason of such settlement, compromise, arbitration or litigation shall promptly thereafter be paid and satisfied by those indemnifying parties obligated to make indemnification hereunder.

[***]    Confidential treatment has been requested for the bracketed portions.  The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

9.3         Right to Defend. If the facts giving rise to any claim for indemnification shall involve any actual or threatened action or demand by any third party against the indemnified party or any of its Affiliates, except as otherwise provided in this Section 9.3, the indemnifying party or parties shall be entitled (without prejudice to the indemnified party’s right to participate at its own expense through counsel of its own choosing), at their expense and through counsel of their own choosing, upon written notice to the indemnified party, and using counsel reasonably satisfactory to the indemnified party, to defend such claim in the name of the indemnifying party or parties, or any of them, or if necessary, in the name of the indemnified party, provided that the indemnifying party has unconditionally acknowledged to the indemnified party in writing its obligation to indemnify the Persons to be indemnified hereunder with respect to such third person claim and to discharge any cost or expense arising out of such investigation, contest or settlement. The indemnifying party must obtain the prior written consent of the indemnified party (which will not be unreasonably withheld) prior to entering into any settlement of any claim or proceeding or ceasing to defend any claim or Proceeding unless the proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief on the indemnified party. Notwithstanding anything to the contrary in this Agreement, in connection with any third party claim, the indemnifying party shall not be entitled to assume control of such defense and shall pay the reasonable fees and expenses of counsel retained by the indemnified party if the indemnified party shall reasonably conclude that (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the claim seeks an injunction or equitable relief against the indemnified party; (iii) the indemnified party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or injure the indemnified party’s reputation or future business prospects; (iv) upon petition by the indemnified party, the appropriate court rules that the indemnifying party failed or is failing to vigorously prosecute or defend such claim; (v) there is a threat of any relief other than solely monetary damages being granted, (vi) in the opinion of the indemnified party’s legal counsel, there is a conflict of interest between the indemnifying party and the indemnified party in the conduct of the defense of such third party claim or (vii) there are specific defenses available to the indemnified party which are different from or additional to those available to the indemnifying party and which could be materially adverse to the indemnifying party

9.4         Set-Off. Buyer shall be entitled to set-off (i) any amount that Buyer claims a Seller owes it under this Agreement against (ii) any amounts owed by Buyer to such Seller under this Agreement, including without limitation, any amounts owed and payable by Buyer pursuant to Section 1.2.

9.5         No Waiver. The representations and warranties of Sellers and the Company shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Buyer (including but not limited to any of its representatives) or by reason of the fact that Buyer or any of its representatives knew or should have known that any such representation or warranty is or might be inaccurate.

10.                                 SHAREHOLDERS REPRESENTATIVE.

10.1       Shareholders Representative Appointment and Duties. Kathy J. Osborne (or any successor thereto appointed in accordance with Section 10.2) (the “Shareholders Representative”), is hereby appointed the exclusive agent, proxy and attorney-in-fact for each Seller. The Shareholders Representative shall have the authority to act for and on behalf of Sellers, including, without limitation, (i) to consummate the transactions contemplated herein (with such modifications or changes therein as to which the Shareholders Representative, in its sole discretion, shall have consented), (ii) to receive and deliver to Buyer surrendered certificates representing the Shares, (iii) to communicate to, and receive all communications and notices from, Buyer, (iv) to do each and every act, implement any decision and exercise any and all rights which Sellers are permitted or required to do or exercise under this Agreement or any documents delivered pursuant to this Agreement, (v) to execute and deliver on behalf of such Sellers any amendment or waiver hereto, (vi) to negotiate, settle, compromise and otherwise handle any post-closing adjustments and all claims for indemnification made by Buyer, (vii) to agree to, negotiate, enter into settlements and compromises of, and commence, prosecute, participate in, settle, dismiss or otherwise terminate, as applicable, any litigation, action, proceeding or investigation relating to the Company, the Shares, Sellers, this Agreement, the Transaction Documents or any of the transactions contemplated by this Agreement or the Transaction Documents, and to comply with orders of courts and awards of courts, mediators and arbitrators with respect to such litigation, action, proceeding or investigation, and (viii) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Shareholders Representative, in its sole discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and the Transaction Documents. The Shareholders Representative shall, in this regard, have all of the rights and powers which Sellers would otherwise have, and Sellers agree that Buyer shall be entitled to rely exclusively upon all actions taken or omitted to be taken by the Shareholders Representative pursuant to this Agreement and any of the foregoing matters. The Shareholders Representative shall for all purposes be deemed the sole authorized agent of Sellers until such time as the agency is terminated. Each Seller agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Shareholders Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Seller. All decisions and actions by the Shareholders Representative shall be binding upon all Sellers, and no such Seller shall have the right to object, dissent, protest or otherwise contest the same.

10.2       Resignation or Removal of the Shareholders Representative. The Shareholders Representative may be removed at any time upon a vote of Sellers holding a majority of the Shares (and, if after the Closing, as of immediately prior to the Closing). Subject to the appointment and acceptance of a successor Shareholders Representative as provided below, the Shareholders Representative may resign at any time thirty (30) days after giving notice thereof to Sellers. Upon any such removal or resignation, the retiring Shareholders Representative may, on behalf of Sellers, appoint a successor Shareholders Representative; provided, however, that if the retiring Shareholders Representative is unwilling or unable to appoint a successor Shareholders Representative, Sellers may appoint a successor Shareholders Representative by a vote of Sellers holding a majority of the Shares (and, if after the Closing, as of immediately prior to the Closing). Upon the acceptance of any appointment as the Shareholders Representative hereunder, such successor Shareholders Representative shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Shareholders Representative, and the retiring Shareholders Representative shall be discharged from its duties and obligations hereunder. After any retiring Shareholders Representative’s resignation or removal hereunder as the Shareholders Representative, the provisions of Section 10.3 shall continue in effect for such retiring Shareholders Representative’s benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Shareholders Representative.

10.3       Liability of Shareholders Representative. The Shareholders Representative shall not incur any liability to Sellers with respect to any action taken in reliance upon any note, direction, instruction, consent, statement or other document believed by the Shareholders Representative to be genuinely and duly authorized, or for any other action or inaction in its capacity as the Shareholders Representative, excepting only the fraud or willful misconduct of the Shareholders Representative. The Shareholders Representative may, in all questions arising hereunder, rely on the advice of legal counsel and for anything done, omitted or suffered in good faith by the Shareholders Representative based on such advice, the Shareholders Representative shall not be liable to any Seller while acting in its capacity as Shareholders Representative. Each Individual Seller shall be liable, pro rata in accordance with such Individual Seller’s Indemnification Percentage, for any expenses (including, without limitation, reasonable attorneys’ fees and expenses) paid or incurred by the Shareholders Representative in connection with the performance of its obligations as Shareholders Representative, including in the defense of any indemnification claim brought against Sellers under Section 9.

11.                                 TERMINATION.

11.1       Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written agreement of the Company and Buyer;

(b)           by either the Company or Buyer, either of whom may act, if the Closing shall not have been consummated on or before January 31, 2011 (“Termination Date”). The right to terminate this Agreement under this Section 11.1(b) shall not be available to any party whose failure or whose Affiliate’s failure to perform any material obligation under this Agreement is the cause of such delay;

(c)           by either the Company or Buyer, either of whom may act, if there shall be any law or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction;

(d)           by the Company, provided the Company is not then in breach of any of its obligations hereunder, if either (i) Buyer fails to perform any covenant contained in this Agreement when performance thereof is due and does not cure the failure within twenty (20) days after the Company delivers written notice thereof, or (ii) any condition in Section 7.1 has not been satisfied and is not capable of being satisfied prior to the Termination Date; or

(e)           by Buyer, provided that Buyer is not then in breach of any of its obligations hereunder, if either (i) the Company fails to perform any covenant contained in this Agreement when performance thereof is due and does not cure the failure within twenty (20) days after Buyer delivers written notice thereof, or (ii) any condition in Section 6.2 or Section 6.4 has not been satisfied and is not capable of being satisfied prior to the Termination Date.

The party desiring to terminate this Agreement pursuant to this Section 11 shall give written notice of such termination to the other party.

11.2       Effect of Termination. If this Agreement is terminated as permitted by Section 11.1, such termination shall be without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement, except to the extent that such termination results from the willful and material breach by a party hereto of any representation, warranty or covenant contained in this Agreement. The provisions of Sections 12, 13 and 14 and this Section 9.2 shall survive any termination of this Agreement pursuant to Section 11.1.

12.                                 COSTS.

12.1       Finder’s or Broker’s Fees. Each of Buyer, Company and Sellers represents and warrants to the other that neither they nor any of their respective Affiliates have dealt with any broker or finder in connection with any of the transactions contemplated by this Agreement, and no broker or other person is entitled to any commission or finder’s fee in connection with any of these transactions.

12.2       Expenses. Buyer and Sellers shall each pay all of their own costs and expenses incurred or to be incurred by them, respectively, in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

12.3       Attorneys’ Fees. Except as otherwise provided in Section 13.3 below, if a party hereto brings an action, arbitration or court proceeding to enforce the terms hereof or declare rights hereunder, the prevailing party in any such action, arbitration, trial or appeal thereon, shall be entitled to its reasonable attorneys’ fees to be paid by the losing party as fixed by the court or arbitrator in the same or separate action, and whether or not such action is pursued to decision or judgment.

13.                                 PARTIES.

13.1       Parties in Interest. Nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligations or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

13.2       Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on, telecopied to or electronically delivered to the party to whom notice is to be given with confirmation of receipt and deposit of a copy of such telecopy or electronic delivery in the mail, one day after being deposited for overnight delivery with a recognized overnight courier service in a properly addressed package with all charges prepaid or billed to the account of the sender, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed:

(a)           if to Company or Shareholders Representative prior to the Closings, to:

Meridian Environmental Technology, Inc.

4324 University Avenue, Suite B

Grand Forks, ND 58203-1938

Attention: Ms. Kathy J. Osborne

Tel. No.: (701) 792-1800

Fax No.: (701) 792-1831

E-mail: kathyo@meridian-enviro.com

After the Closing, to:

(b)           if to the Shareholders Representative after the Closing, to:

Ms. Kathy J. Osborne

c/o Camrud Maddock Olson & Larson Ltd.

401 DeMers Avenue, Suite 500

Grand Forks, ND 58206-5849

Tel. No.: (701) 775-5595

Fax No.: (701) 772-3743

E-mail: kathyo@meridian-enviro.com

and

(c)           if to Buyer, to:

Iteris, Inc.

1700 Carnegie Avenue, Suite 100

Santa Ana, California 92705

Attn: Dan Gilliam

Tel. No.: 949.270.9606

Fax No.: 949.270.9401

E-mail: dgilliam@iteris.com

or to such other address as shall have been specified by notice in writing given to either or both other parties.

14.                                 MISCELLANEOUS.

14.1       Amendments and Modifications. No amendment or modification of this Agreement or any Exhibit or Schedule hereto shall be valid unless made in writing and signed by the Buyer, the Company and Shareholder Representative.

14.2       Non-Assignability; Binding Effect. Neither this Agreement, nor any of the rights or obligations of the parties hereunder, shall be assignable by any party hereto without the prior written consent of all other parties hereto, except that Buyer may, without requirement of any consent of Company and Sellers, assign Buyer’s rights to indemnification under Section 9 to any secured lender to Buyer from time to time provided that such lender shall have no rights greater than those of Buyer hereunder.

14.3       Governing Law; Jurisdiction. This Agreement shall be construed and interpreted and the rights granted herein governed in accordance with the laws of the State of California applicable to contracts made and to be performed wholly within such State. Except as otherwise provided in Section 9 above, any claim, dispute or controversy arising under or in connection with this Agreement or any actual or alleged breach hereof shall be settled exclusively by arbitration in Orange County, California. As part of his or her award, the arbitrator shall make a fair allocation of his or her fee, the cost of any transcript, and the parties’ reasonable attorneys’ fees, taking into account the merits and good faith of the parties’ claims and defenses. Judgment may be entered on the award so rendered in any court having jurisdiction. Any process or other papers hereunder may be served by registered or certified mail, return receipt requested, or by personal service, provided that a reasonable time for appearance or response is allowed.

14.4       Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted electronically or by facsimile shall be deemed to be their original signatures for all purposes.

14.5       Effect of Headings. The Section headings used in this Agreement and the titles of the Schedules hereto are included for purposes of convenience only, and shall not affect the construction or interpretation of any of the provisions hereof or of the information set forth in such Schedules.

14.6       Entire Agreement; Waivers. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement between the parties pertaining to the subject matter hereof, and supersedes all prior agreements or understandings as to such subject matter. No party hereto has made any representation or warranty or given any covenant to the other except as set forth in this Agreement and the Schedules and Exhibits hereto. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

14.7       Further Assurances. From time to time from and after the Closing, the parties will take any and all such action and execute and deliver to one another any and all further agreements, instruments, certificates and other documents, as may reasonably be requested by any other party in order more fully to consummate the transactions contemplated hereby, and to effect an orderly transition of the ownership and operations of the Assets

[Signatures on following pages.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

Buyer:

Iteris, Inc.

By:	/s/ Abbas Mohaddes
Name:	Abbas Mohaddes
Title:	Chief Executive Officer

Company:

Meridian Environmental Technology, Inc.

By:	/s/ Leon F. Osborne, Jr.
Name:	Leon F. Osborne, Jr.
Title:	Chief Executive Officer

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

Sellers:

/s/ Leon F. Osborne, Jr.
Leon F. Osborne, Jr.

/s/ Kathy J. Osborne
Kathy J. Osborne

/s/ Mark Owens
Mark Owens

/s/ Bryan Hahn
Bryan Hahn

/s/ John Mewes
John Mewes

/s/ Cory Block
Cory Block

The UND Aerospace Foundation

By:	/s/ Bruce Allan Smith
Name:	Bruce Allan Smith
Title:	President/CEO

Shareholders Representative:

/s/ Kathy J. Osborne
Kathy J. Osborne

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

Schedule 1.2

Adjustments to Base Purchase Price

(a)          Adjustments to Closing Cash Payment.

(i)             Cash & Accounts Receivable = $1,600,000.

This Agreement contemplates that at the Closing the amount of cash will be $900,000 and the amount of accounts receivable (including unbilled receivables) will be $700,000. The Closing Cash Payment will be reduced by the exact amount (if any) that the sum of cash and accounts receivable is less than $1,600,000 and will be increased by the exact amount (if any) that the sum of cash and accounts receivable is more than $1,600,000.

(ii)          Accounts Payable = $100,000

This Agreement contemplates (A) that prior to the Closing the final installments totaling [***] for the Loquendo license (LDE-072909MBMeridian) shall have been paid; and (B) at the Closing the amount of accounts payable will be $100,000. The Closing Cash Payment will be reduced by the exact amount (if any) that the total accounts payable exceeds $100,000 and will be increased by the exact amount (if any) that the total accounts payable is less than $100,000.

(iii)       Backlog Adjustment

This Agreement contemplates that at the Closing total Backlog will be [***]. The Closing Cash Payment will be reduced by an amount equal to 15% of the amount that Backlog is less than [***].

(iv)      Unpaid Sick Leave and Vacation

This Agreement contemplates that the liability for earned but unpaid Sick Leave and Vacation shall not exceed [***] at the Closing. The Closing Cash Payment will be reduced by an amount equal to the amount that such liability exceeds [***].

(v)         Employee 2010 Bonuses Holdback

This Agreement contemplates that, prior to the Closing, the employees of the Company shall have been paid bonuses awarded at the Company’s discretion to reflect each employee’s contribution to the Company’s success for the 2010 calendar year. In the event that such bonuses have not been paid prior to the Closing, an amount of [***] (the “Employee 2010 Bonuses Holdback”) shall be withheld from the Closing Cash Payment to enable Buyer to make payments in lieu of the Company. In the event that the Employee 2010 Bonuses Holdback exceeds the amount actually paid by Buyer to employees after the Closing, such excess amount shall be paid to the Shareholders Representative (for further distribution to the Sellers) within a commercially reasonable time after payment of employees has been made.

(vi)      Georgia Department of Transportation 511 Contract (“GDOT 511 Contract”) Holdback

This Agreement contemplates that, at the Closing, obligations may remain for payment of up to [***] for operating and maintenance costs for the GDOT 511 Contract that ended October 31, 2010 that exceeded income generated from a combination of sponsorships and advertising through October 31, 2010. Therefore, in order to reserve funds for payment after Closing of these obligations incurred prior to the Closing, an amount of [***] (the “GDOT 511 Holdback”) shall be withheld from the Closing Cash Payment to cover the obligations. In the event that the GDOT 511 Holdback exceeds the amount actually paid by Seller to discharge these obligations prior to March 31, 2011, such excess amount shall be paid to the Shareholders Representative (for further distribution to the Sellers, Pro Rata) within a commercially reasonable time after issuance of Buyer SEC Form 10-K for the period ended March 31, 2011.

[***]    Confidential treatment has been requested for the bracketed portions.  The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

1.2-1

(b)         Adjustments to First Deferred Payment.

(i)             GDOT Contract

This Agreement contemplates that the operating and maintenance costs for the GDOT 511 Contract will be [***] during the first 12-month period after the Closing and that the Company will conduct this business in the ordinary course consistent with past practices prior to the Closing. It is expected that income generated from a combination of sponsorships and advertising during this same time frame will cover the operating and maintenance costs and provide revenue for GDOT 511 Contract participants. Should the GDOT 511 Contract income sources fail to generate adequate income to cover the lesser of 1) the expected operating and maintenance expenses, or 2) the actual operating and maintenance expenses for the GDOT 511 Contract during this period, the First Deferred Payment shall be reduced by fifty percent (50%) of the amount such operating and maintenance costs exceed the income received and the remaining 50% shortfall in income (the “GDOT 511 Shortfall Amount”) will be carried over to the Second Deferred Payment. Since such amounts will not be known on the 12-month anniversary date of the Closing, an amount of [***] (the “GDOT 511 12-Month Holdback”) shall be withheld from the First Deferred Payment to cover such excess operation and maintenance costs. In the event that 50% of the GDOT 511 Contract excess operating and maintenance costs through the 12-month anniversary date of the Closing are less than the GDOT 511 12-Month Holdback, such amount shall be paid to the Shareholders Representative (for further distribution to the Sellers, Pro Rata) within a commercially reasonable time after issuance of Buyer SEC Form 10-K for the period ended March 31, 2012.

(ii)          MDSS First Year License Adjustment

As set forth in that certain Settlement and License Agreement effective as of October 29, 2010 between the Company and Concaten, Inc. and IWAPI, Inc. (“Concaten”), the Company is obligated to pay a license fee (the “Concaten License Fee”) for each road maintenance vehicle equipped with an AVL system used for providing Company’s MDSS services.  This Agreement contemplates that the total Concaten License Fee payable to Concaten from the Closing through the end of the 2010 - 2011 season for which MDSS services are provided, will be less than or equal to [***]. The First Year Deferred Payment shall be reduced by the “MDSS First Year License Adjustment”, which shall be the lesser of (A) [***] or (B) the total Concaten License Fee paid to Concaten from Closing through the end of the 2010 – 2011 season less the amount of such fees paid by pass-through of the Concaten License Fee to the Company’s MDSS clients or customers.

(iii)       Adjustments Based Upon Key Employees

1)              Definitions

“Discharge for Cause” means the Company’s termination of a Key Employee’s employment for any one or more of the following: (i) such Key Employee’s participation in an act of willful dishonesty, fraud or misconduct with respect to the business or affairs of the Company or its Affiliates; (ii) material wrongful disclosure of the confidential information of the Company or its Affiliates or their respective customers or clients; (iii) such Key Employee’s failure to provide exclusive business time and services for the benefit of the Company which includes, but is not limited to, such Key Employee’s unapproved relocation from the area in

[***]    Confidential treatment has been requested for the bracketed portions.  The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

1.2-2

reasonable proximity to the principal place of employment, such Key Employee’s refusal to work on projects and services assigned to such Key Employee by the Company, or the failure of such Key Employee to provide the number of productive hours provided by other employees of the Company of similar grade and function, as determined by the Company; (iv) intoxication, illegal drug use, excessive absenteeism that may materially interfere with such Key Employee’s job performance or the Company’s business; (v) such Key Employee’s gross negligence in the performance of, or intentional nonperformance of, such Key Employee’s duties and responsibilities that has not been cured within thirty (30) days following written notice from the Company to such Key Employee; (vi) any conviction of or a plea of “guilty” or “no contest” to a felony; or (vii) such Key Employee’s material breach of the provisions of the Iteris Employment Agreements, which breach continues and is not remedied by such Key Employee within thirty (30) days following written notice from the Company to such Key Employee.

“Default Event” means the termination of the Key Employee’s employment with Buyer (i) by Buyer without Cause or (ii) by Key Employee for Good Reason.

“Termination for Good Reason” means a Key Employee’s voluntary termination of employment with the Company if, without the prior consent of such Key Employee: (i) there is a reduction by the Company in such Key Employee’s annual salary except any reductions generally affecting similarly situated employees of the Company; or (ii) there is a relocation of such Key Employee to a facility or location more than fifty (50) miles from the Company’s current location.

“Key Employee” shall have the meaning set forth I Section 6.1 of this Agreement

2)              If, within 12 months after the Closing, a Key Employee terminates his/her employment other than pursuant to a Termination for Good Reason or Buyer terminates a Key Employee’s employment pursuant to a Discharge for Cause, then the amount of the First Deferred Payment will be reduced by the percentage specified for such Key Employee listed below adjusted proportionally to the number of months the Key Employee remained a full time employee during the year. The total percentage reduction cannot exceed 100%.

[***]

(c)          Adjustments to Second Deferred Payment.

(i)             GDOT Contract

Should there be a GDOT 511 Shortfall Amount as defined in Section (b)(i) above, the Second Deferred Payment shall be reduced by the amount of such the GDOT 511 Shortfall Amount, not to exceed [***].

(ii)          MDSS Second Year License Adjustment

This Agreement contemplates that the total Concaten License Fee payable to Concaten for the 2011 – 2012 season for which MDSS services are provided will be less than or equal to [***]. The Second Year Deferred Payment shall be reduced by the “MDSS Second Year License Adjustment”, which shall be the lesser of (A) [***] and (B) the total Concaten License Fee paid to Concaten for the 2011 – 2012 season less the amount of such fee paid by pass-through of the Concaten License Fee to the Company’s MDSS clients or customers.

[***]    Confidential treatment has been requested for the bracketed portions.  The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

1.2-3

(iii)       Adjustments Based Upon Key Employees

1)              Definitions

Same as Section (b)(iii)(1) above.

2)              If, within the period from 12 to 24 months after Closing, a Key Employee terminates his/her employment other than pursuant to a Termination for Good Reason or Buyer terminates a Key Employee’s employment pursuant to a Discharge for Cause, then the amount of the Second Deferred Payment will be reduced by the percentage specified for such Key Employee listed below adjusted proportionally to the number of months the Key Employee remained a full time employee during the year. The total percentage reduction cannot exceed 100%.

[***]

(d)         Additional Consideration.

(i)             Subject to the provisions below, Company shall be eligible to receive the Additional Consideration in accordance with this Schedule 1.2(d).

(ii)          As used in this Schedule 1.2(d), the terms set forth below shall have the following meanings:

“Revenue” shall mean gross revenue (as calculated in accordance with United States generally accepted accounting principles) of the Company less discounts and returns.

“Revenue Goal” shall mean the estimated Revenue in Year 1 or Year 2 as set forth in Subsection (iii) below.

“Operating Income” shall mean Revenue less cost of sales and operating expenses calculated in accordance with GAAP.

“Operating Income Goal” shall mean the estimated Operating Income in Year 1 or Year 2 as set forth in Subsection (iii) below.

“Year 1” shall mean the 12-month fiscal period beginning with the start of the first fiscal quarter after the Closing (January 2011 through December 2011).

“Year 2” shall mean the 12-month fiscal period beginning with the start of the first fiscal quarter after Year 1 (January 2012 through December 2012).

[***]    Confidential treatment has been requested for the bracketed portions.  The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

1.2-4

(iii)       Revenue Goals and Operating Income Goals for Year 1 and Year 2 are as set forth in the following table:

	Year 1	Year 2
Revenue Goals	[***]	[***]
Operating Income Goals	[***]	[***]

(iv)      The Additional Consideration that may be earned in each of Year 1 and Year 2 is One Million Dollars ($1,000,000) of which [***] in each year is subject to the achievement of that year’s Revenue Goal and [***] in each year is subject to the achievement of that year’s Operating Income Goal. Additional Consideration in each of Year 1 and Year 2 is based upon the actual Revenue and Operating Income during the year determined from audited or reviewed corporate financial records. Additional Consideration Factors for both Revenue (“REV ACF”) and Operating Income (“OI ACF”) are determined from the table below based upon the Goal Achievement percentage. Additional Consideration is then calculated as follows:

Additional Consideration = REV ACF x [***] + OI ACF x [***]

Example: with 96% Revenue Goal Achievement and 105% Operating Income Goal Achievement in Year 1:

Additional Consideration = 68.3%* x [***] + 83%** x [***]= [***].

Additional Consideration Factor
Goal Achievement	Year 1	Year 2
Revenue

100% to 110% of Goal**	75 - 100%	75% - 100%
85% to 100% of Goal*	50% - 75%	50% - 75%
Less than 85% of Goal	0%	0%
Operating Income

100% to 110% of Goal**	75% - 100%	75% - 100%
85% to 100% of Goal*	50% - 75%	50% - 75%
Less than 85% of Goal	0%	0%

* Linear equation with 5/3 slope (5/3(0.96 – 0.85) + 0.50 = 0.683)

** Linear equation with 5/2 slope (5/2(1.05-1.00) + 0.75 = 0.83)

(v)         As set forth in Section 1.2(d) of this Agreement, Buyer shall pay to the Shareholders Representative (for further distribution to the Sellers in accordance with Schedule A) the Net Additional Consideration earned as calculated in Section (d) above as set forth in accordance with the following schedule:

1)              For Additional Consideration earned in Year 1, payment shall be within a commercially reasonable time after issuance of Buyer SEC Form 10-K for the period ended March 31, 2012.

2)              For Additional Consideration earned in Year 2, payment shall be within a commercially reasonable time after issuance of Buyer SEC Form 10-K for the period ended March 31, 2013.

[***]    Confidential treatment has been requested for the bracketed portions.  The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

1.2-5

(vi)      Revenue and Operating Income used in the calculations of Section (d) shall be based upon the actual Revenue and Operating Income during Year 1 or Year 2, as the case may be, resulting from the operation of the Business and determined from audited or reviewed corporate financial records. No later than concurrent with the respective payment for Year 1 or Year 2, as applicable, Buyer will provide to the Shareholder Representative a report in writing certifying as to the amount of Revenue and Operating Income attained in such year from the operation of the Business as defined in this Agreement and as to the calculations of Additional Consideration.

(e)                                  Unless the Shareholder Representative notifies Buyer within 15 days after receipt of the report that it objects to the computations reflected therein, the report shall be binding and conclusive for all purposes of this Schedule 1.2(d). The Shareholder Representative shall have reasonable access to the books and records of Buyer necessary to verify the amount of computations.

(f)                                    If the Shareholder Representative notifies Buyer in writing within 15 days after receipt of Buyer’s report that it objects to the computations set forth therein, the grounds for such objection shall be negotiated in good faith between the Shareholder Representative and Buyer and the corresponding payment shall be adjusted as necessary. If, upon completion of such fifteen (15) day period, Buyer and the Shareholders Representative are unable to reach an agreement, they shall promptly thereafter cause the Independent Accountant to review this Agreement and the disputed items or amounts for the purpose of calculating the Additional Consideration. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Buyer’s financial statements for the applicable period as to which Buyer and the Shareholders Representative have disagreed. The Independent Accountant shall deliver to the Shareholders Representative and Buyer, as promptly as practicable, a report setting forth its calculations. Such report shall be final and binding upon Buyer and Sellers. The cost of such review and report shall be paid (i) one-half by Sellers, Pro Rata, and (ii) one-half by Buyer.

1.2-6

Other Schedules**

Schedule 8.1(a) — Allocation of Net Closing Cash Payment

Schedule 9.1 — Individual Shareholder Indemnification Percentages

Schedule A — Allocation of Deferred Payments

Disclosure Schedule

**            Iteris, Inc. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.